Paseo del la Reforma 404 Piso 15 PH
Col. Juarez, Del. Cuauhtemoc
Mexico, D.F. C.P. 06600

July 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention:    Mara Ransom
                    Assistant Director

Re:         QPAGOS

Registration Statement on Form S-1

Filed August 3, 2016, as amended December 22, 2016,
May 5, 2017, June 21, 2017 and June 30, 2017

File No. 333-212859

Dear Ms. Ransom:

QPAGOS (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. on July 10, 2017 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (i) should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QPAGOS

By:	/s/ Gaston Pereira
Gaston Pereira, Chief Executive Officer